October 4, 2005

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Petróleos Mexicanos

Form 20-F for Fiscal Year Ended December 31, 2004

Filed June 30, 2005, File No. 0-00099

Dear Mr. Schwall:

By letter dated August 19, 2005, the staff of the Securities and Exchange Commission (the “Staff”) provided certain additional comments on Petróleos Mexicanos’ annual report on Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on June 30, 2005. By letter dated September 2, 2005, on behalf of Petróleos Mexicanos, we provided responses to all of the Staff’s comments except for comment number two and requested an extension of twenty business days in order to provide a complete response to this comment.

As discussed with Jill Davis of the Staff on October 3, 2005, Petróleos Mexicanos is still engaged in a review of the information required to provide a comprehensive response to this comment and is requesting an additional extension of ten business days in order to provide a complete response to this comment.

H. Roger Schwall, Esq., p. 2

If you have any questions regarding this extension request or require any additional information, please do not hesitate to contact me at (212) 225-2575 or Wanda J. Olson at (212) 225-2730.

Very truly yours,

/s/ Grant M. Binder
Grant M. Binder

cc:	Mr. James Murphy

Ms. Jill Davis

Mr. Kevin Stertzel

Securities and Exchange Commission

Mr. Juan José Suárez Coppel

Mr. Víctor Cámara

Mr. Ricardo Fernández

Ms. Celina Torres

Mr. Enrique Díaz

Mr. Ernesto Balcázar

Petróleos Mexicanos

Ms. Wanda J. Olson

Ms. Yasmin Mehrain

Ms. Mary Connell Grubb

Cleary Gottlieb Steen & Hamilton LLP